STOCK PURCHASE AND OPTION AGREEMENT

AGREEMENT, dated October 7, 1987, between K.R.M. Petroleum Corporation, a Delaware corporation with its principal executive offices located at 1900 Grant Street, Suite 300, Denver, Colorado 80203 (the "Seller"), and The American Energy Group, a New York joint venture with its principal executive offices located at 150 Grand Street, White Plains, New York 10601 (the "Buyer").

The parties hereto agree as follows:

1.               Sale and Purchase of the Shares.

Simultaneously with the execution of this Agreement, and on the terms and in reliance on the representations, warranties and covenants hereinafter set forth, the Seller is selling to the Buyer, and Buyer is purchasing from the Seller, 2,900,000 shares of Common Stock, par value $.10 per share, of the Seller (the "Shares") at a price of $0.70 per Share being an aggregate purchase price of $2,030,000. Payment of the purchase price is being made by wire transfer in Denver, Colorado, funds payable to the order of Seller against delivery of one certificate registered in the name of the Buyer representing the Shares.

2.               Reevaluation to Adjust Shares.

If the average bid price for Seller's Common Stock during any consecutive thirty (30) days preceding October 1, 1990, has been $3.00 or greater, Buyer shall have the right to reevaluate the "1987 Assets" (hereinafter defined) of Seller. If the average bid price for Seller's Common stock during any consecutive thirty (30) days preceding October 1, 1990, has not been $3.00 or greater, Seller shall have the right to reevaluate the 1987 Assets, in a like manner. Such right of Buyer or Seller to reevaluate must be exercised within seven (7) business days following October 1, 1990.

This reevaluation will be made as follows:

For the purpose of this Agreement, the portion of the aggregate purchase price for the Shares represented by Seller's present oil and gas properties is $1,797,422, or an aggregate of 2,567,746 shares of such Common Stock. Such present oil and gas properties are referred to as the "1987 Assets".

All "net cash flows" during the three year period ending September 30, 1990, from the 1987 Assets will be discounted, at 20% per annum, back to October 1, 1987. To that amount will be added the present value of the "estimated future net cash flow" from the 1987 Assets as of September 30, 1990, discounted back to October 1, 1987 at 20%. Present value shall be determined by a nationally recognized petroleum engineering consulting firm in the manner shown by Annex A hereto. For the purpose of this reevaluation, and to compute "net cash flows" and "estimated future net cash flow", the price of oil will be increased, from an initial price of $19.50 at October 1, 1987, 5% per year for the first 5 years and 3% per year thereafter. The price of natural gas will be increased, from an initial price of $1.74 at October 1, 1987, 5% per year for the first 5 years then increased 3% per year thereafter. The result of such reevaluation is hereinafter referred to as the "1990 Assets". If either Buyer or Seller shall have elected to reevaluate the 1987 Assets as above provided, and if either of Buyer or Seller shall then elect to adjust Shares, such adjustments shall be made as follows:

If one-half the 1990 Assets is less than one-half of the 1987 Assets, Buyer will be issued additional shares of Common Stock (the "Reevaluation Shares") in an amount equal to such difference divided by $.70, in order to bring the average cost per share down to reflect the redetermined asset value per share; provided, however, the average price per share shall not be less than $.57.

If one-half of the 1990 Assets is greater than one-half of the 1987 Assets, Buyer will surrender back to Seller as treasury shares such number of shares of Common Stock in an amount equal to such difference divided by $.70, in order to bring the average acquisition cost per share up to this value; provided, however, that the average price per share shall not exceed $.83 per share.

The Reevaluation Shares and such shares to be surrendered as treasury shares shall be adjusted for stock splits, dividends, recapitalization or similar matters.

3.               Representations and Warranties of the Seller.

  Seller represents and warrants to Buyer as follows:

3.1.           Organization, Good Standing, Power, Etc. The Seller (a) is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware; (b) is qualified or authorized to do business as a foreign corporation and is in good standing in all jurisdictions in which such qualification is required; and (c) has all requisite corporate power and authority, licenses, permits and franchises to (i) own or lease and operate its properties and carry on its business as presently being conducted; (ii) execute, deliver and perform this Agreement; (iii) issue the Shares and the Reevaluation Shares; and (iv) consummate the transactions contemplated hereby.

     3.2.           Certificate of Incorporation and By-laws. The Seller has heretofore furnished the Buyer with a complete and correct copy of (a) the Seller's Certificate of Incorporation, as amended to date, and (b) the Seller's By-laws, as amended to date. The Seller's Certificate of Incorporation and By-laws are in full force and effect, and the Seller is not in violation of any of the provisions thereof.

     3.3.           Capitalization.

  3.3.1                 The capitalization of Seller consists of (a) 15,000,000 shares of Common Stock, par value $0.10 per share (the "Common Stock"), of which, on the date hereof, 2,817,746 shares are issued and outstanding and 200,882 shares are held in the treasury of the Seller, (b) 10,000,000 shares of Preferred Stock, par value $0.10 per share, none of which have been issued; and (c) 6,000,000 shares of Class B Stock, par value $0.10 per share, none of which have been issued. All of such issued and outstanding shares of Common Stock have been duly authorized and validly issued and are fully paid and non-assessable with no personal liability attaching to the ownership thereof.

  3.3.2                 The Shares have been duly authorized and validly issued and are fully paid and non-assessable with no personal liability attaching to the ownership thereof. The Reevaluation Shares have been duly authorized and validly reserved for issuance upon determination of the Reevaluation, and will be, when issued upon such exercise, duly authorized and validly issued, fully paid and non-assessable with no personal liability attaching to the ownership thereof.

3.4.           Agreements Relating to Capital Stock. Insofar as known to the Seller, there are no agreements or understandings among Seller's stockholders with respect to the voting of shares of Seller's Common Stock on any matter. Seller is not a party to any agreement which imposes any obligation on the Seller, or creates any rights in any person, with respect to shares of the capital stock or any other security of the Seller, except as referred to in Section 3.5.

3.5.           Options, Warrants, Rights, etc. Seller does not have outstanding any option, warrant, or other right to purchase or convert any obligation into, any shares of its Common Stock, or any other of its securities, nor has Seller agreed to issue or sell any shares of its Common Stock, except upon exercise of options granted pursuant to the Seller's 1983 qualified stock option plan to purchase an aggregate of 35,000 shares of Seller's Common Stock.

3.6.           Subsidiaries. Seller does not have any subsidiaries and does not own a controlling interest in any capital stock of any corporation.

3.7.           Authorization of Agreement. This Agreement has been duly and validly authorized, executed and delivered by the Seller and constitutes the valid and binding obligation of the Seller, enforceable against Seller in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, moratorium or other similar laws presently and hereafter in effect affecting the enforcement of creditors' rights generally.

3.8.           Government and Other Consents. No consent, authorization or approval of, or exemption by, any governmental or public body or authority is required in connection with the execution, delivery and performance by the Seller of this Agreement or any of the instruments or agreements herein referred to, or the taking of any action herein contemplated.

3.9.           Financial Statements. Seller has delivered to Buyer copies of Seller's Annual Report, Form 10-K, as filed with the Securities and Exchange Commission which contains the audited Balance Sheets of Seller as of December 31, 1986, and December 31, 1985, and the related Statements of Operations, Stockholders' Equity and Changes in Financial Position for the fiscal years ended on such dates, and Seller's Quarterly Report, Form 10-Q for the six months ended June 30, 1987, which contains the unaudited Balance Sheet of Seller as of June 30, 1987, and related Statements of Operations and Changes in Financial Position for the six months then ended. The foregoing financial statements have been prepared in accordance with generally accepted accounting principles applied on a basis consistent with that of prior years or periods, are correct and complete and fairly present the financial position and results of operations of Seller as of said dates and for the periods indicated. Since June 30, 1987, there has not been any material adverse change in the business, assets or condition, financial or otherwise, of the Seller, the Seller has not incurred any obligation or liability (fixed or contingent) except trade or business obligations incurred in the ordinary course of business, none of which are materially adverse and the Seller has not declared or paid any dividend or made any payment or distribution to its stockholders or purchased or redeemed any shares of its Common Stock. Seller has informed Buyer that effective July 1, 1987, Seller sold substantially all of its producing oil and gas properties in the State of Kansas, together with its reversionary interest in certain of Seller's oil and gas properties in the Coochie Field, Concordia Parish, Louisiana, for an aggregate consideration of $600,000. Of such cash consideration, $535,000 was applied to a reduction of Seller's bank debt and $65,000 was applied to working capital.

3.10           Title to Property. The Seller has good and marketable title to all of its assets and properties, whether real or personal, tangible or intangible, subject to no liens, mortgages, security interests, encumbrances or charges other than (i) minor imperfections or exceptions of or to title, none of which will materially interfere with the realization by the Company of the practical benefits of ownership or use of such assets and properties and (ii) liens and security interests securing the Seller's debt to United Bank of Denver, National Association, which debt, as of the date hereof, has an outstanding principal balance of $1,975,000.

3.11           Property and Inventories. The oil and gas properties of the Seller consist of the oil and gas properties described on a schedule heretofore delivered by Seller to Buyer and initialled by each party for identification.

3.12           Taxes. All federal, state, local and other governmental (both domestic and foreign) tax returns, including, but not limited to, withholding, excise, unemployment, franchise, use, Social Security and property tax renditions, required to be filed by, or with respect to, the Seller have been timely and correctly filed, and all taxes, other assessments and levies shown thereon which are due and payable have been paid; except that Seller has not filed its 1986 Federal income tax return and an extension of time to file such return was made to September 15, 1987. No further extension has been filed. In addition, Seller has not filed its 1986 income tax returns (i) in the States of Colorado, Louisiana, Nebraska and Utah and extensions have been filed in respect of such returns to October 15, 1987; (ii) in the States of Kansas, Mississippi, New Mexico, North Dakota and Oklahoma, for which extensions were filed to September 15, 1987, based upon the 1986 Federal income tax return. Further, Seller has not filed the 1986 Federal income tax return and the 1986 income tax returns for the States of Colorado, Montana, Michigan, Utah and North Dakota on behalf of DECA Energy Corp. All taxes and other assessments and levies which either the Seller is required by law to withhold or to collect have been duly withheld or collected and have been paid over to the proper governmental authorities or are held by the Seller for such payment, and all such withholdings and collections and all other payments due in connection therewith are duly reflected on the books of the Seller.

3.13           Books and Records. The books and records of the Seller accurately and fairly reflect the transactions relating to, and dispositions of, the assets of the Seller as set forth therein. All books and minutes of the Company are in existence, are in the possession of the Seller at the principal office of the Seller and will be maintained at such location on the Closing Date.

3.14           Litigation and Claims. There is no litigation or, to the knowledge of Seller, any claim pending or threatened involving or affecting the Seller. To the knowledge of Seller, there is no threatened or pending investigation, including written inquiries, citations or complaints by any federal, state or local government or governmental department, commission, board, bureau, agency or administration against or affecting the Company.

3.15           Contracts and Commitments. Schedule A describes all material contracts, commitments, leases, licenses, judgments, decrees, joint venture agreements or other arrangements to which the Seller is a party. To the best knowledge of Seller, Seller has not materially breached any provision of, nor is Seller in material default in any respect under the terms of, any contract, commitment, agreement, lease or license the effect of which would have a material adverse impact on the business or financial condition of the Seller; and the contracts, commitments, agreements, leases and licenses are valid and enforceable in accordance with their terms and construed by the Seller.

3.16           Insurance. Seller has in force policies of insurance of the type and amounts customarily carried by companies engaged in a business similar to that of the Seller. All of such insurance or the equivalent will be continued in full force and effect through the closing. No policies of insurance presently in force shall be cancelled or change in any respect prior to closing, except with the prior written consent of Buyer.

3.17           Officers and Directors. Schedule B contains a complete and correct list of the officers and directors of the Seller. Simultaneously with the execution and delivery of this Agreement, Messrs. James F. Gilbert, Walter C. Emery, Robert A. Kadane and Robert L. Koch have resigned as Directors of the Company and Messrs. Oliver J. Sterling, III and Charles E. Drimal, Jr. have been elected as Directors of the Company.

4.               Representation of Buyer and Legend.

The Buyer represents that it is acquiring the Shares and the Reevaluation Shares for its own account and not with a view to the distribution thereof within the meaning of the Securities Act of 1933. Each certificate for Shares or Reevaluation Shares shall be stamped or otherwise imprinted with an appropriate restrictive legend.

5.               Opinion of Counsel for the Seller.

Simultaneously with the execution of this Agreement, Buyer is receiving from James F. Gilbert, Esq., counsel for the Seller, a favorable opinion, dated the date hereof, to the effect that: (a) Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, has all requisite power to carry on its business as now being conducted and to execute, deliver and perform this Agreement; (b) Seller is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction in which the nature of the business conducted by it or the property owned, operated or leased by it makes such qualification necessary; (c) this Agreement has been duly authorized by all necessary corporate action on the part of the Seller, has been duly executed and delivered by Seller and constitutes the legal, valid and binding obligation of Seller in accordance with its terms; (d) the Shares have been duly authorized and are validly issued, fully paid and non-assessable with no personal liability attaching to the ownership thereof; (e) the Reevaluation Shares have been duly authorized and validly reserved for issuance upon reevaluation of the 1987 Assets, and will be, if and when issued upon such reevaluation, duly authorized and validly issued, fully paid and non-assessable with no personal liability attaching to the ownership thereof; (f) no authorization, approval, consent or order of any court or tribunal or any Federal, state or governmental body and no consent, approval or authorization of any person (including the stockholders of the Seller) is required in connection with the execution, delivery and performance by Seller of this Agreement, the issuance, sale and delivery of the Shares and the Reevaluation Shares, and the consummation of the transactions contemplated hereby; (g) neither the execution, delivery or performance by Seller of this Agreement, nor compliance by Seller with the terms and provisions hereof, will conflict with, or result in breach of the terms, conditions or provisions of, or will constitute a default under, the Certificate of Incorporation or By-laws of Seller or any agreement or instrument known to such counsel to which Seller is a party or by which Seller or any of its properties or assets is bound; (h) there are no actions, suits or proceedings pending or, to the knowledge of such counsel, threatened against the Seller before any court or administrative agency, which, if adversely decided, will result in any material adverse change in the business or financial condition of the Seller or which questions the validity of this Agreement or the Shares or the Reevaluation Shares issuable hereunder; (i) the issuance, sale and delivery of the Shares and Reevaluation Shares under the circumstances contemplated by this Agreement constitute exempted transactions under the Securities Act of 1933; and (j) as to such other matters incident to the transactions contemplated hereby as Buyer may reasonably request.

6.               Board of Directors of Seller.

So long as McJunkin Corporation shall be the holder of ten percent (10%) or more of Seller's Common Stock and at the request of McJunkin Corporation, Buyer will use its best efforts to cause two persons designated by McJunkin Corporation to be nominated and elected to, and remain on, the Board of Directors of Seller.

7.               General and Administrative Costs.

For a period of one year from and after the date of this Agreement, Buyer will not permit or cause the general and administrative costs of Seller to exceed an average of $15,000 per month. Thereafter and until October 1, 1990, Buyer will not permit or cause the general and administrative costs of Seller to exceed an average of $15,000 per month without the unanimous approval of the Board of Directors of Seller. General and administrative costs shall include all items of overhead not specifically allocated to individual oil and gas properties, but will not include (i) the amortization of pre-paid items or the payment of capitalized lease obligations (ii) the payment for goods and services rendered or received prior to the date of closing; (iii) costs associated with the preparation and filing of Seller's and Deca Energy Corp's tax returns for periods prior to September 30, 1987, and (iv) all costs and expenses incurred in connection with the consummation of the transactions contemplated by this Agreement, including consulting fees, transition costs and the relocation of Seller's office to White Plains, New York. Fees in connection with the annual audit of Seller for 1987 and the independent engineering review of Seller's oil and gas properties for 1987 will be prorated to September 30, 1987.

8.               Purchase of Kabrana Royalties.

Simultaneously with the execution of this Agreement, and on the terms and in reliance on the representations, and warranties herein set forth, the Seller is purchasing from Sterling Drilling and Production Company, Inc., as agent for Buyer and Sterling Drilling and Production Company, Inc. as agent for Buyer is selling to the Seller an undivided one-third (1/3) of the interest acquired by Buyer in those certain oil and gas properties and interests therein known as the "Kabrana Royalties" located in Archer, Young and Jack Counties, Texas. The purchase price to be paid by Seller to Buyer is $950,000, adjusted for net production from June 30, 1987, and to bear interest at the rate of 12% per annum from August 18, 1987, on such adjusted purchase price, payable by certified or bank check payable to the Buyer. Such oil and gas properties and interests are more particularly described in the form of assignments attached hereto as Annex B. Such assignments shall be with special warranty of title, conveying good and marketable title, free and clear of all liens and encumbrances.

9.               Option to Purchase Shares of Sterling Drilling and Production Co., Inc.

By their execution hereof, each of Messr. Oliver J. Sterling, III and Charles E. Drimal, Jr. as principals of Buyer and as additional consideration to Seller to enter into this Agreement, do hereby grant to Seller the following option to purchase shares of the voting equity securities of Sterling Drilling and Production Co., Inc.:

If prior to October 1, 1990, the average bid and asked price of Seller's Common Stock as quoted on the over-the-counter market for any preceding consecutive thirty (30) day period shall not be $2.25 or greater, then Seller shall have the option to purchase for an aggregate consideration of $1.00, an aggregate of 10% of all voting equity securities of Sterling Drilling and Production Co., Inc. or any successor, held of record or beneficially by Messrs.  Oliver J. Sterling, III and Charles E. Drimal, Jr. which number of shares shall not be less than 6% of Al outstanding voting equity securities of Sterling Drilling and Production Co., Inc.

If the average bid and asked price of Seller's Common Stock during any preceding consecutive thirty (30) day period prior to October 1, 1990, is greater than $2.25, then such option shall terminate. Such option shall be exercisable at any time during the 30 day period following October 1, 1990, upon written notice to Messrs. Sterling and Drimal. At any time following exercise of such option by Seller, Messrs. Sterling and Drimal may repurchase such securities of Sterling Drilling & Production Co., Inc. for any aggregate cash consideration of $225,000.

10.              Finder's Fees.

Seller (a) represents and warrants to Buyer that it has not taken and will not take any action which would cause Buyer to have any obligation or liability to any person for broker's or finder's fees in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, and (b) agrees to indemnify Buyer against any loss, liability, cost or expense arising out of the breach or inaccuracy of the foregoing representation and warranty.

Buyer (a) represents and warrants to Seller that it has not taken and will not take any action which would cause Seller to have any obligation or liability to any person for broker's or finder's fees in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, and (b) agrees to indemnify Seller against any loss, liability, cost or expense arising out of the breach or inaccuracy of the foregoing representation and warranty.

11.              Survival of Representations, Warranties and Agreements.

None of the representations, warranties and agreements contained herein or made in writing by Seller in connection herewith shall survive the closing and the issuance and delivery of the Shares regardless of any investigation made by or on behalf of Buyer.

12.              Expenses.

Whether or not the transactions hereby contemplated are consummated, each of the parties hereto shall pay the fees and expenses of their respective counsel, accountants and other experts, and all other expenses arising in connection%with the preparation of this Agreement and the consummation of the transactions contemplated hereby and no party shall have any liability to any other party for such expenses.

13.              Other Interests.

Seller recognizes their Buyer and Sterling Drilling and Production Company, Inc. are each engaged in the oil and gas business for their account and for the account of third parties, including their principals and affiliates.

14.              Successors and Assigns.

All representations, warranties, covenants and agreements in this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, representatives, successors and assigns whether so expressed or not.

15.              Governing Law.

This Agreement is to be governed by and interpreted under the laws of the State of New York, without giving effect to the principles of conflicts of laws thereof.

16.              Notices.

All notices, requests, Consents and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered personally or sent by certified mail, return receipt requested, with postage prepaid as follows:

 16.1        If to the Seller, addressed to:

K.R.M. Petroleum Corporation
1900 Grant Street, Suite 300
Denver, Colorado 80203

     16.2        If to Buyer, addressed to:

The American Energy Group
150 Grand Street
White Plains, New York 10601
Attention: Charles E. Drimal, Jr.

 16.3        If to Messrs. Sterling and Drimal, addressed to:

Sterling Drilling and Production Co., Inc.
150 Grand Street
White Plains, New York 10601

17.              Entire Agreement.

This Agreement constitutes the entire agreement between the parties hereto and supersedes all prior agreements, understandings and arrangements, oral or written, between the parties hereto with respect to the subject matter hereof.

18.              Amendments and Waivers.

This Agreement may not be modified or amended except by an instrument or instruments in writing signed by the party against whom enforcement of any such modification or amendment is sought. Any party hereto may, by an instrument in writing, waive compliance by the other party with any term or provision of this Agreement on the part of such other party hereto to be performed or complied with. The waiver by any party hereto of a breach of any term or provision of this Agreement shall not be construed as a waiver of any subsequent breach.

19.              Separability.

Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed in their respective names by one of their officers or representatives thereunto duly authorized as of the date first above written.

K.R.M. PETROLEUM CORPORATION

By:	/s/ J. HOWELL KELLY
J. Howell Kelly
President

THE AMERICAN ENERGY GROUP
By: STERLING DRILLING AND PRODUCTION CO., INC., MANAGING VENTURER

By:	/s/ CHARLES E. DRIMAL, JR.
Charles E. Drimal, Jr.

/s/ OLIVER J. STERLING, III
Oliver J. Sterling, III

/s/ CHARLES E. DRIMAL, JR.
Charles E. Drimal, Jr.